Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

MERRILL LYNCH & CO., ON BEHALF OF ITS AFFILIATES INCLUDING MERRILL LYNCH INVESTMENT MANAGERS LTD, ML INVEST HOLDINGS LIMITED, ML INVEST, INC., MERRILL LYNCH GROUP INC., MERRILL LYNCH & CO., INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

7 MARCH 2005

12. Total holding following this notification

NOT DISCLOSED

13. Total percentage holding of issued class following this notification

NOT DISCLOSED

14. Any additional information

MERILL LYNCH & CO., INC. NO LONGER HAVE A NOTIFIABLE INTEREST IN ICI.

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of notification

7 MARCH 2005

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